

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 21, 2016

Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

      Re: Community Health Systems, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 17, 2016
            File No. 001-15925

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Basis of Presentation and Significant Accounting Policies
Segment Reporting, page 107

1. We note you have identified two operating segments. In your Q1 2016 earnings call presentation, you present five hospital divisions led by five division presidents. Please tell us how you determined the five hospital divisions do not represent operating segments under FASB ASC 280-10-50-1. In your response, please provide us with the following information:

    ▪   Provide us with your management organization chart;

    ▪   Describe how the hospital operations are divided into five divisions;

    ▪   Identify and describe the role of each of your division presidents;

- Tell us the title and describe the role of the CODM and each of the individuals reporting to the CODM;

- Describe to us the operating results regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance;

- Describe the information regularly provided to the CODM and how frequently it is prepared;

- Describe the information regularly provided to the Board of Directors and how frequently it is prepared;

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings;

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;

- Describe the basis for determining the compensation of the individuals that report to the CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications